POWELL                                                  Atlanta   -   Washington
GOLDSTEIN LLP

                                                      RESIDENT IN ATLANTA OFFICE
                                                     DIRECT DIAL: (404) 572-4561
                                                            JWHEELER@POGOLAW.COM



                                  April 5, 2007


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attn:  David Lyon

     Re:  CBC Holding Company
          Schedule 14A (Amendment No. 7)
          Filed on April 5, 2007
          File No. 0-22451

          Schedule 13E-3 (Amendment No. 7)
          Filed on April 5, 2007
          File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated March 27, 2007 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 6 to the Proxy Statement with cross-references indicating to which comment we are responding. Please note that we have incorporated the reclassification proposal into the Company's proxy statement for its annual meeting of shareholders.

General
-------

     1. Please update the financial statements in the filing. When you do this, please ensure that the textual presentation is updated as well to be at least as current as the latest financial statements. Please note, for example, at the fourth bullet on page 12. We also notice that Appendix C and D reference MD&A disclosure that is not currently provided.

          WE HAVE PROVIDED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND HAVE UPDATED THE TEXTUAL PRESENTATION ACCORDINGLY. WE HAVE INCLUDED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2006 AS APPENDIX C.


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
                                              Securities and Exchange Commission
                                                                   April 5, 2007
                                                                          Page 2


Letter to Shareholders
----------------------

     2. We suggest that you revise or add to the first sentence in the third paragraph, which states that the preferred stock has a 10% dividend preference. Our concern is that a shareholder may misinterpret, and think that the new stock will pay a 10% dividend. We note that elsewhere in the document you explain that the preferred stock will pay a dividend of 110% of that paid to the common stock.

          WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Proposals to be considered, page 5
----------------------------------

     3. We note your revised presentation for voting on possible adjournment, both here, on the form of proxy and elsewhere. Please note that any adjournment to solicit additional votes must be included as a separate measure for approval. Please revise as appropriate or confirm that the adjournment you reference will not be to solicit additional votes.

          WE HAVE REVISED THE PROXY STATEMENT AND FORM OF PROXY TO INCLUDE AN ADJOURNMENT TO SOLICIT ADDITIONAL VOTES AS A SEPARATE MEASURE FOR APPROVAL.

Earnings per Share, page 28
---------------------------

     4. We have reviewed your response to comments 21-22. Please revise the discussion of diluted earnings per share on this page and page 37 for consistency with your response. For example, we note your disclosure here and on page 37 that diluted earnings per share will not change. In your response to comment 22, you state that pro forma diluted earnings per share is the same as pro forma basic earnings per share, however, we note the pro forma amounts are different from those historically reported (0.98 vs. 0.99). Additionally, we note your disclosure on page 37 that the board believes diluted earnings per share is a more meaningful financial ratio because it includes outstanding shares of Series A. Preferred Stock. In your response, you state that the preferred shares should be excluded from the pro forma diluted earnings per share calculations.

          WE  HAVE  REVISED  THE  DILUTED  EARNINGS  PER  SHARE DISCUSSION UNDER
          "EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY - SHARES EXCHANGED FOR SERIES A PREFERRED STOCK" ACCORDINGLY AND HAVE RELOCATED THE DISCUSSION UNDER THE SUBHEADING "NEUTRAL EFFECTS." WE HAVE DELETED THE DISCUSSION OF EARNINGS PER SHARE UNDER THE HEADING "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION - SUBSTANTIVE FAIRNESS."

Antidilution Adjustments, page 44
---------------------------------

     5. Please textually explain why the first example does not include a premium and the second one does.

          WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

                                              Securities and Exchange Commission
                                                                   April 5, 2007
                                                                          Page 3


Pro Forma Consolidated Statements of Operations, pages 61-62
------------------------------------------------------------

     6. We have reviewed your response to comments 21-22. Please revise your pro forma statements of operations for consistency with the selected pro forma consolidated financial data on page 35. For example, we note on page 35, that pro forma diluted earnings per share ate $0.98 and $1.19 for the nine and twelve months ended September 30, 2006 and December 31, 2005. On pages 61-62, pro forma diluted earnings per share for the same periods are $0.99 and $1.21.

          WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Compensation of Executive Officer and Directors, page 66
--------------------------------------------------------

     7. Please provide the compensation information required by Item 402(c) and (e) of Regulation S-B, as warranted.

          WE HAVE NOT INCLUDED ANY NARRATIVE DISCUSSION OF THE SUMMARY COMPENSATION TABLE BEYOND THE FOOTNOTE TO THE TABLE BECAUSE THE COMPANY DOES NOT HAVE ANY EMPLOYMENT AGREEMENTS OR ARRANGEMENTS THAT REQUIRE FURTHER DISCUSSION AND THE COMPANY DOES NOT HAVE ANY EQUITY PLANS, NON-EQUITY INCENTIVE PLANS OR DEFERRED COMPENSATION PLANS. FURTHER, THE COMPANY DOES NOT PROVIDE ANY RETIREMENT OR CHANGE IN CONTROL BENEFITS TO ITS EXECUTIVE OFFICER.

                                      ***

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                               Very truly yours,

                                               /s/ James C. Wheeler
                                               James C. Wheeler

cc:  Mr. George M. Ray
     Mr. Grayson Dent
     Kathryn L. Knudson, Esq.
     Lauren G. Brown, Esq.